FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY ENDS T-MOBILE U.S. LICENSING AGREEMENT	2.

Document 1

  NEWS RELEASE

April 2, 2014

FOR IMMEDIATE RELEASE

BLACKBERRY ENDS T-MOBILE U.S. LICENSING AGREEMENT

Waterloo, ON – BlackBerry® Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced that it will not renew the T-Mobile U.S., Inc. license to sell BlackBerry products when it expires on April 25, 2014.

BlackBerry customers on the T-Mobile network should not see any difference in their service or support.  BlackBerry will work closely with T-Mobile to provide the best possible customer service to any customer remaining on the T-Mobile U.S. network or to any customer purchasing devices from T-Mobile’s existing inventory.

BlackBerry is also working closely with other carrier partners to provide consumers and business users with alternatives should they decide to transition to another carrier and remain with BlackBerry for their long-term device and service needs.  For additional details, offers and assistance, business customers and consumers can go to www.us.blackberry.com/smartphones.

“BlackBerry has had a positive relationship with T-Mobile for many years.  Regretfully, at this time, our strategies are not complementary and we must act in the best interest of our BlackBerry customers.  We hope to work with T-Mobile again in the future when our business strategies are aligned,” said BlackBerry CEO and Executive Chair, John Chen.  “We are deeply grateful to our loyal BlackBerry customers and will do everything in our power to provide continued support with your existing carrier or ensure a smooth transition to our other carrier partners.

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Relations Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 2, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer